NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock (the 'Common Stock') of W.P. Stewart & Co., Ltd., (the 'Company') from listing and registration on the Exchange at the opening of business on January 26, 2009, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company had fallen below the Exchange's continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $25 million, which is the minimum threshold for listing. The Company had previously fallen below the NYSE's continued listing standard for average closing price of less than $1.00 over a consecutive 30 trading day period, as well as average global market capitalization over a consecutive 30 trading day period of not less than $75 million and latest reported shareholders' equity of not less than $75 million. The Company had recently effected a share consolidation to address the $1.00 minimum closing price criteria and had the option to submit business plan materials regarding the $75 million market capitalization and shareholders' equity criterion; however, in light of the subsequent non-compliance with the aforementioned minimum market capitalization standard this plan process is no longer available. 1. The Exchange's Listed Company Manual, Sections 802.01B, states, in part, that the Exchange would promptly delist a security of either a domestic or non-U.S. issuer when: The issuer's average global market capitalization over a consecutive 30 trading-day period falls below $25,000,000, regardless of the original standard under which the issuer listed. 2. The Exchange, on January 5, 2009, determined that the Common Stock should be suspended from trading before the opening of the trading session on January 9, 2009, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on December 23, 2008 by letter on January 6, 2009. 3. Pursuant to the above authorization, a press release was issued on January 5, 2009, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on January 5, 2009 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange’s website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on January 9, 2009. 4. On January 6, 2009 the Exchange received an email from the Company advising that it formally waived its right to a hearing relative to the delisting of the Common Stock.